Exhibit 1
Fourth Quarter 2011 Page 1 of 20

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:
Ivana Del Rossi
Finance Manager
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES
FOURTH QUARTER 2011 RESULTS

Buenos Aires, Argentina, March 12, 2012 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the fourth quarter of 2011. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended December 31, 2011 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2011 of Ps. 4.304.
The following results are based on non consolidated financial statements of Edenor S.A.

Twelve Months year ended 2011 Highlights

Net Sales increased 4.9% to Ps. 2,280.9 million in the 2011 from Ps. 2,173.6 million in the 2010, mainly due to a 4.2% increase in the volume of electricity and capacity sold.

Volume of Energy Sold increased 4.2% to 20,098 GWh in the 2011 from 19,292 GWh in the 2010. This increase was principally attributable to a 2.8% increase in the average GWh consumption per customer and 1.2% increase in the number of customers.

Electric Power Purchases increased 5.7% to Ps. 1,130.9 million in the 2011 from Ps. 1,069.7 million in the 2010, mainly due to an increase in the average GWh consumption per customer and the rise in the number of customers.

Gross Margin increased 4.2% to Ps. 1,150.0 million in the 2011 from Ps. 1,103.9 million in the 2010, mainly due to the higher volume of energy and capacity sold and the rise in the electric power purchases, partially offset the increase in the accrual for fines and an increase the energy losses.

Net Operating Income decreased Ps. 311.2 million, to a loss of Ps. 216.7 million in the 2011 from a gain of Ps. 94.5 million in the 2010 mainly due to an increase in transmission and distribution expenses of Ps. 252.5 million, an increase in selling expenses of Ps. 88.5 million and an increase in administrative expenses of Ps. 16.3 million. These cost increases were partially offset by an increase in gross margin of Ps. 46.1 million.

Net Income decreased Ps. 386.3 million, to a loss of Ps. 435.4 million in the 2011 from a loss of Ps. 49.1 million in the 2010, mainly due to the increase in operating expenses, increase in the financial results generated by liabilities and the increase in other expenses.

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The Year 2011 and Outlook for the Future

For the fiscal year ended December, 31, 2011, Edenor’s financial results represented a loss of AR$435 million, basically due to the continuous increase in costs related to the supply of the public service, combined with frozen tariffs in the national regulated electricity distribution companies. It is especially significant the impact of salaries increases and the improvements given to labor unions, both for Edenor employees as well as those hired by outsourced contractors. However, it is worth mentioning that certain temporary measures taken by the Secretariat of Energy, such as the possibility for Edenor to keep the PUREE collections, have allowed the Company to maintain its investment plan and partially compensate operating cost increases, although PUREE funds are not registered as revenues in the financial statements, but as a liability. During 2011, PUREE funds reached AR$338 million.

It is also important to highlight that, due to the excellent restructure that Edenor achieved of its debt to a 12 year period, debt maturity was extended for more than a decade. At the same time, a significant reduction of the debt was carried out, from US$541 million, in 2005, to US$295 million as of December 31, 2011. Thanks to the issuance of Edenor’s debt at 12 years, the Company could obtain the necessary resources to acquire electricity distribution assets which presented a great upside potential. Those assets were considered of strategic value and would allow the Company, as contemplated initially, to attain a scale economy and be able to develop efficiencies through the creation of the largest electricity distribution group in Argentina. In that sense, the Company agreed with AEI the acquisition of the distribution companies, Emdersa (77.2%) and Eden (90.0%). Consequently, around 890 thousand additional customers from four provinces were thus added to the 2.7 million customers of Edenor.

However, after these acquisitions, Edenor’s costs continued to increase while the negotiations with the regulator did not produce the expected results in the tariff scheme. This situation led Edenor’s Board of Directors to decide to sell those investments that showed lesser synergies with Edenor and higher investors’ interest. Therefore, Edenor agreed to sell Edesal (electricity distribution company in the province of San Luis), and granted an option to purchase Edelar (electricity distribution company in the province of La Rioja). In line with these actions, and to keep Edenor’s focus in the distribution segment, where Edenor is specialized, it agreed to sell the generation power plant Piquirenda of 30 MW of installed capacity to Pampa Energía. All these operations are subject to Emdersa’s spin off, which is expected to be completed during 2012.

It is important to highlight that the difficulties in obtaining the recognition of revenues to compensate a scenario of incremental costs – not covered by PUREE funds - have had a significant effect on the financial and economic equation of Edenor’s Concession Agreement. Nevertheless, they did not affect the fulfillment of the obligations of Edenor to its clients, as contemplated in said Agreement, being the Board of Directors always aware of the high responsibility they have in managing a federal public service. However, if delays in obtaining tariff increases continue to extend in time in addition to new costs increases, Edenor could face cash restrains in the short term. Nevertheless, Edenor’s Board of Directors has positive expectations regarding the results of the negotiations being held with regulatory authorities. At the same time, we have filed the corresponding administrative claims to preserve Edenor’s rights.

Fourth Quarter 2011 Page 3 of 20

Despite the aforementioned situation and the fact that electricity demand rose 4.2% during 2011, it is important to mention that the energy losses were kept at reasonable levels and the service quality indicators are still among the best of the country. The demand increase was accompanied by investments which reached AR$430 million in 2011, and over AR$1,900 million considering the last 5 years. This reflects fully the responsibility with which Edenor manages its electricity grid and strengthens its commitment to the future.

It is important to highlight, as a relevant event to the national energy sector, the Executive Power’s decision to gradually reduce in a prudent way since January 2012 onwards, the subsidies in the price of electricity generation that were previously granted to users in the whole country. This decision does not produce any improvement in the electricity distribution sector nor in Edenor’s revenues. However, we express our support to this decision, given that we have always considered that subsidies should only be maintained to those users who really need them, while the reduction in energy subsidies will be useful to send the right signals for users to save a limited and non-renewable resource.

Finally, in February 2012 there has been a change in Edenor’s senior management product of the resignation of Mr. Alejandro Macfarlane and Mr. Rogelio Pagano in the positions of CEO and CFO, who have been replaced by Mr. Edgardo Volosín and Mr. Leandro Montero, respectively, while Mr. Ricardo Torres assumed as President, all of them with an extensive experience in the company, the energy sector and financial and accounting matters.

Fourth Quarter 2011 Page 4 of 20

Fourth Quarter 2011 Highlights

Net Sales increased 6.0% to Ps. 552.7 million in the fourth quarter of 2011 from Ps. 521.7 million in the fourth quarter of 2010, mainly due to a 1.6% increase in the volume of electricity and capacity sold and to a decrease in the charge of fines and penalties recorded in the fourth quarter of 2011 vis a vis the fourth quarter of 2010.

Volume of Energy Sold increased 1.6% to 4,838 GWh in the fourth quarter of 2011 from 4,760 GWh in the fourth quarter of 2010. This increase was attributable to a 1.4% increase in the number of customers, partially offset by a decrease of 0.2% in the average GWh consumption per customer.

Electric Power Purchases increased 2.8% to Ps. 269.7 million in the fourth quarter of 2011 from Ps. 262.3 million in the fourth quarter of 2010, mainly due to an increase in the volume of energy sold and the rise in the number of customers.

Gross Margin increased 9.1% to Ps. 283.0 million in the fourth quarter of 2011 from Ps. 259.4 million in the fourth quarter of 2010, mainly due to the higher volume of energy and capacity sold and the rise in the number of customers and to a decrease in the charge of fines and penalties recorded in the fourth quarter of 2011 vis a vis the fourth quarter of 2010.

Net Operating Income decreased Ps. 110.3 million, to a loss of Ps. 142.1 million in the fourth quarter of 2011 from a loss of Ps. 31.8 million in the fourth quarter of 2010 mainly due to an increase in transmission and distribution expenses of Ps. 82.4 million, an increase in selling expenses of Ps. 51.0 million and an increase in administrative expenses of Ps. 0.5 million. These cost increases were partially offset by an increase in gross margin of Ps. 23.6 million.

Net Income decreased Ps. 259.1 million, to a loss of Ps. 305.0 million in the fourth quarter of 2011 from a loss of Ps. 45.9 million in the fourth quarter of 2010, mainly due to the increase in operating expenses, increase in the financial results generated by liabilities, negative variation in other income (expenses), negative results of NRV valuation of the permanent investments and by the income tax loss.

Fourth Quarter 2011 Page 5 of 20

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	4Q 2011 *	4Q 2010*	% Change vs.2010	Twelve months period ended December 31, 2011*	Twelve months period ended December 31, 2010*	% Change vs. 2010

Net Sales	552.7	521.7	6.0%	2,280.9	2,173.6	4.9%
Electric power purchases	(269.7)	(262.3)	2.8%	(1,130.9)	(1,069.7)	5.7%
Gross margin	283.0	259.4	9.1%	1,150.0	1,103.9	4.2%
Net Operating Income (loss)	(142.1)	(31.8)	(346.8)%	(216.7)	94.5	(329.4)%

                                        * In millions of Argentine Pesos

Net sales

Net sales increased by 6,0% (Ps. 31.0 million) from Ps. 521.7 million in the fourth quarter of 2010 to Ps. 552.7 million in the fourth quarter of 2011.

This variation was mainly due to the increase of 1.6 % in the volume of energy sold, from 4.760 GWh sold in the fourth quarter of 2010 to 4,838 GWh sold in the fourth quarter of 2011 which is attributable, basically, to a 1.4 % increase in the number of customers, offset by a 0.2 % decrease in the average GWh consumption per customer and to a decrease in the charge of fines and penalties recorded in the fourth quarter of 2011 vis a vis the fourth quarter of 2010.

Net energy sales represent approximately 97.8 % of net sales while late payment charges, pole leases, and connection and reconnection charges represent the remaining 2.2%.

Energy sales increased by 3.8% (Ps. 20.7 million) from Ps. 547.2 million in the fourth quarter of 2010 to Ps. 567.9 million in the fourth quarter of 2011. This increase was mainly due to the impact of the higher volume of energy sold and the rise in the number of customers.

Fourth Quarter 2011 Page 6 of 20

Electric power purchases

The amount of electric power purchases increased 2.8 % from Ps. 262.3 million in the fourth quarter of 2010 to Ps. 269.7 million for the fourth quarter of 2011. This variation results from the higher volume of energy sold.

Energy losses slightly increased from 12.5 % in the fourth quarter of 2010 to 12.7 % in the fourth quarter of 2011.

Gross margin

Gross margin increased 9.1 % from Ps. 259.4 million in the fourth quarter of 2010 to Ps. 283.0 million in the fourth quarter of 2011. This positive variation was attributable to the higher volume of energy sold, which was mainly due to the rise in the number of customers and to a decrease in the charge of fines and penalties recorded in the fourth quarter of 2011 vis a vis the fourth quarter of 2010.

Transmission and distribution expenses

Transmission and distribution expenses have increased (45.7%) from Ps. 180.2 million in the fourth quarter of 2010 to Ps. 262.6 million in the fourth quarter of 2011, mainly due to:

▪	a Ps. 42.3 million rise in outsourcing due to increases in contractors' prices; and,
▪	a Ps. 27.1 million growth in salaries and social security taxes due to salaries increases granted in 2011

In terms of percentage of revenues, transmission and distribution expenses increased from 34.5 % in the fourth quarter of 2010 to 47.5  % in the fourth quarter of 2011.

The following table sets forth the principal components of transmission and distribution expenses for the periods indicated:

	Fourth Quarter ended December 31,				Twelve months ended December 31,
	4Q 2011	% of 4Q 2011 net sales	4Q 2010	% of 4Q 2010 net sales	2011	2010
	(in millions of Pesos, except percentages)
Salaries and social security taxes	Ps. 124.8	22.6%	Ps. 97.7	18.7%	Ps. 401.1	Ps. 293.3
Supplies	15.2	2.8%	6.4	1.2%	53.0	36.8
Outsourcing	70.0	12.7%	27.7	5.3%	234.0	118.4
Depreciation of property, plant & equipment	46.5	8.4%	43.0	8.2%	180.1	169.4
Others	6.1	1.1%	5.4	1.1%	20.6	18.4
Total	Ps. 262.6	47.5%	Ps. 180.2	34.5%	Ps. 888.8	Ps. 636.3

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Selling expenses

Selling expenses are related to customer services provided at commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses have increased (93.6%) from Ps. 54.5 million in the fourth quarter of 2010 to Ps. 105.5 million in the fourth quarter of 2011 mainly due to:

▪
a Ps. 30.1 million increase in allowance for doubtful accounts given that the signature of the Addendum of the New Framework Agreement is still pending and the worsening in customers’ payment behavior;

▪	a Ps. 11.7 million rise in outsourcing due to increases in contractors' prices; and,
▪	a Ps. 6.6 million growth in salaries and social security taxes due to salaries increases granted in 2011.

In terms of percentage revenues, selling expenses increased from 10.4 % in the fourth quarter of 2010 to 19.1 % in the fourth quarter of 2011.

The following are the principal components of selling expenses for the periods indicated:
	Fourth Quarter ended December 31,					Twelve months ended December 31,
		4Q 2011	% on 4Q 2011 revenues	4Q 2010	% on 4Q 2010 revenues	2011	2010
				(in millions of Pesos)

Salaries and social security taxes	$	. 29.2	5.3%	$22.7	4.3%	$89.4	$68.1
Allowance for doubtful accounts		32.6	5.9%	2.5	0.5%	41.8	21.2
Outsourcing		26.1	4.7%	14.4	2.8%	86.9	48.1
Taxes and charges		5.5	1.0%	5.2	1.0%	20.8	20.6
Others		12.1	2.2%	9.7	1.9%	43.8	36.2
Total		$105.5	19.1%	$54.5	10.4%	$282.7	$194.2

Administrative expenses

Administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

Administrative expenses have slightly increased (0.9%) from Ps. 56.5 million in the fourth quarter of 2010 to Ps. 57.1 million in the fourth quarter of 2011.

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In terms of percentage of revenues, administrative expenses decreased from 10.8 % in the fourth quarter of 2010 to 10.3 % in the fourth quarter of 2011.

The following are the principal components of administrative expenses for the periods indicated:

	Fourth Quarter ended December 31,						Twelve months ended December 31,
		4Q 2011	% of 4Q 2011 revenues		4Q 2010	% of 4Q 2010 revenues		2011		2010
				(in millions of Pesos)
Salaries and social security taxes	Ps.	22.1	4.0%	Ps.	27.1	5.2%	Ps.	80.5	Ps.	77.0
Computer services		10.0	1.8%		6.7	1.3%		29.7		26.7
Outsourcing		8.8	1.6%		4.1	0.8%		24.0		13.9
Advertising expenses		5.0	0.9%		6.1	1.2%		17.4		18.4
Others		11.2	2.0%		12.5	2.4%		43.7		42.8
Total	Ps.	57.1	10.3%	Ps.	56.5	10.8%	Ps.	195.2	Ps.	178.9

Net operating income

Net operating income decreased Ps. 110.3 million from a loss of Ps. 31.8 million in the fourth quarter of 2010 to a loss of Ps. 142.1 million in the fourth quarter of 2011. This negative variation was mainly due to the increases in transmission and distribution expenses (Ps. 82.4 million)and selling expenses (Ps. 51.0 million). These effects were partially offset by the increase in gross margin (Ps. 23.6 million).

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets recorded a gain of Ps. 30.1 million in the fourth quarter of 2011 compared to a loss of Ps. 9.5 million in the fourth quarter of 2010.

This positive variation of Ps. 39.6 million was primarily due to interests collected from loans granted to subsidiaries and, to a lesser extent, to a positive variation in the exchange results due to a change in the investments structure and the increase in the exchange rate peso / USD.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, represented a loss of Ps. 91.6 million in the fourth quarter of 2011 compared to a loss of Ps. 50.8 million in the fourth quarter of 2010.

This Ps. 40.8 million negative variation was basically due to:

▪	increase of Ps. 19.3 million in exchange results due to the fact that the exchange rate peso / USD have increased; and,
▪	growth of Ps. 19.3 million in interest expenses due to the increase in the financial debt after the issuance of corporate notes.

Fourth Quarter 2011 Page 9 of 20

Other income (expenses), net

Other income (expenses), net, includes voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a gain of Ps. 5.0 million in the fourth quarter of 2010 and a loss of Ps. 6.9 million in the fourth quarter of 2011.

This negative variation was primarily due to the increases in net loss for technical functions (Ps. 3.8 million), allowance for contingencies (Ps. 3.6 million) and non operating losses (Ps. 1.6 million) and partially offset by a decrease in allowances for contingencies recovery (Ps. 2.4 million).

Amortization of goodwill

The goodwill represents the difference between the purchase price and the sum of the fair value of the net assets acquired. As a result of the acquisition, we recorded an amortization gain of Ps. 13.3 million in 2011.

Result of NRV valuation of other available for asset sales

The investments in EMDERSA and AESEBA have been valued in accordance with Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require these investments to be recognized as assets at their net realizable value.
As a consequence, we recorded a loss of Ps. 75.0 million in the fourth quarter of 2011.

Income tax on minimum presumed income

The Argentine GAAP requires the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes.

We recorded a tax loss of Ps. 51.6 million in the fourth quarter of 2011 compared to a gain of Ps.49.3 million in the fourth quarter of 2010.

It is important to mention the increase of Ps. 147.6 million in the valuation allowance of our net deferred tax assets due to the fact that management estimated that a higher portion of our tax loss carry-forward will not be offset against future taxable income before expiring at the end of the current year.

Net income

We recorded net loss of Ps. 305.0 million in the fourth quarter of 2011 compared to net loss of Ps. 45.9 million in the fourth quarter of 2010. This negative variation resulted primarily from:

Fourth Quarter 2011 Page 10 of 20

▪	The increases in transmission and distribution, selling expenses and administrative expenses, explained above;
▪	The increase in financial results generated by liabilities, described above;
▪	The negative variation in other income (expenses), described above;
▪	The negative result of NRV valuation of the permanent investments; and,
▪	The income tax loss, described above.

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

Capital Expenditures

During the fourth quarter of 2011, our capital expenditures amounted to Ps. 197.4 million, compared to Ps.  106.8 million in the fourth quarter of 2010. Our capital expenditures in the fourth quarter of 2011 consisted mainly of the following:

•	Ps. 147.2 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 26.2 million in network maintenance and improvements;
•	Ps. 1.2 million in legal requirements;
•	Ps. 5.2 million in communications and telecontrol; and
•	Ps. 17.6 million of other investment projects.

For the twelve-month period ended December 31, 2011, our Capital Expenditures reached Ps. 430.6 million, compared to Ps. 388.8 million in the same period of 2010.

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HIGHLIGHTS

Intercompany Debt with EDEN

During December 2011 and February 2012, EDENOR received Ps. 1.5 million and Ps. 60 million from Empresa Distribuidora de Energia Norte S.A. as a cancellation for the intercompany loan.

Debt Market Purchases – Financial position

During 2011, we repurchased US$41.5 million principal amount of our Fixed Rate Par Notes
Due 2022 at an average price of 86.42% of face value.

As of today, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold) is US$ 283.3 million, consisting of US$ 258.5 million principal amount of Fixed Par Notes due 2022 and US$ 24.8 million principal amount of Senior Notes due 2017. In addition, the outstanding principal amount of our peso denominated debt is Ps. 29.1 million, consisting primarily of our Floating Rate notes due 2013.

Recent Events

Changes in the management and Board of Directors from Edenor

During February 2012, the Board of Directors from Edenor has been changed.
Mr. Alejandro Macfarlane and Mr. Rogelio Pagano, resigned to their positions, as of Chief Executive Office and Chief Financial Officer, respectively, being replaced by Mr. Ricardo Torres as President, Mr. Edgardo Volosin as Chief Executive Officer and Mr. Leandro Montero as Chief Financial Officer.

Short-term loans

On February 29, 2012, we entered into a series of short term loans with local entities for a total amount of Ps. 62 million in order to support future capital needs. The annual average interest rate for these transactions as a whole was 19.4% approximately and the estimated average life was 159 days.

Framework Agreement

During January and February 2012 we received Ps. 12.6 million from National Government as for framework agreement.

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About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2011, Edenor sold 20,077 GWh of energy and purchased 23,004 GWh of energy, with net sales of approximately Ps. 2.3 billion and net loss of Ps. 435.4 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Monday, March 12, 2012, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time.  For those interested in participating, please dial 1(877)317-6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0800-444-2930 in Argentina.  Participants should use conference ID 10010249, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available from 03/12/2012 11.00am BA Time to 03/22/2012 23.59 BA Time.  To access the replay, please dial 1(877) 344-7529 or 1(412) 317-0088. The Conference ID: 10010249.

For more information, please access www.edenor.com

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Income Statement
(For the twelve month period ended December 31, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the twelve month period ended December 31,
	2011		2010

Net sales	USD 529,941	Ps. 2,280,866	Ps. 2,173,644
Electric power purchases	(262,753)	(1,130,890)	(1,069,747)
Gross margin	267,188	1,149,976	1,103,897
Transmission and distribution expenses	(206,505)	(888,784)	(636,289)
Selling expenses	(65,683)	(282,701)	(194,236)
Administrative expenses	(45,354)	(195,205)	(178,897)
Net operating (loss) income	(50,352)	(216,714	94,475
Financial income (expense) and holding gains (losses):
Gain (loss) in permanent investments	18,774	80,805	7
Goodwill amortization	3,098	13,332	0
Result of NRV valuation of other available for sale assets	(17,432)	(75,029)	0
Generated by assets:
Exchange difference	3,928	16,904	7,412
Interest	12,591	54,193	28,372
Exposure to inflation and holding results	(141)	(607)	(14,687
Tax on financial transactions	(3,848)	(16,562)	(16,048)
Generated by liabilities:
Financial expenses	(3,992)	(17,182)	(12,484)
Exchange difference	(23,826)	(102,549)	(40,278)
Interest expenses	(36,905)	(158,838)	(91,335)
Tax on financial transactions	(5,744)	(24,724)	(21,120)
Adjustment to present value of the notes	0	0	(4,198)
Gain/Loss from the repurchased of notes	1,521	6,546	(7,064)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	272	1,170	11,581
Other income (expenses), net	(5,993)	(25,794)	(9,810)
Income before taxes	(108,050)	(465,049)	(75,167)
Income tax	6,889	29,652	26,114
Net income	(101,161)	(435,397)	(49,053)

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.304 per dollar, the buying rate as of December 31, 2011, solely for the convenience of the reader.

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Cash Flow Statement
(For the twelve month period ended December 31, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

For the twelve month period ended December 31,
	2011		2010

Net income for the period	USD(101,161)	Ps.(435,397)	Ps.(49,053)
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	42,935	184,792	178,380
Retirement of property, plant and equipment	407	1,751	1,125
Result from property sale	-	-	(5,266)
Gain from permanent investment	(18,774)	(80,805)	(7)
Goodwill amortization	(3,098)	(13,332)	-
Gain from investments	(40,411)	(44,810)	(55,650)
Interest earned on loans to companies	(36,010)	(8,367)	-
Adjustment to present value of notes	-	-	4,198
Gain/Loss from the repurchase and redemption of notes	(1,521)	(6,546)	7,054
Result of NRV valuation of other available for sale assets	17,432	75,029	-
Exchange differences, interest and penalties on loans	52,121	224,348	49,512
Income tax	(6,889)	(29,652)	(26,114)
Allowance for doubtful accounts	9,711	41,794	16,313
Allowance for other doubtful account	-	-	4,891
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	(272)	(1,170)	(11,581)
Changes in operating assets and liabilities:
Net increase in trade receivables	(10,770)	(46,354)	245
Net increase in other receivables	4,983	21,448	(275)
(Increase) decrease in supplies	(3,269)	(14,069)	(2,218)

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Increase in trade accounts payable	47,959	206,415	34,853
Increase in salaries and social security taxes	16,409	70,624	69,015
Increase (decrease) in taxes	(31,633)	(136,148)	(45,842)
Increase in other liabilities	21,741	93,573	74,495
Increase for funds deriving from the Program for the rational use of electric power (PUREE)	78,530	337,991	295,778
Net increase in accrued litigation	1,319	5,679	(8,249)
Financial interest paid (net of interest capitalized)	(24,664)	(106,156)	(64,908)
Financial interest collected	11,378	48,973	60,232
Net cash flow provided by operating activities	108,363	466,395	526,928
Cash Flow from investing activities:
Addition to property, plants and equipment	(100,055)	(430,637)	(388,770)
Acquisition of permanent investments	(131,877)	(567,600)	-
Credits for loans granted to companies	(72,243)	(310,936)	-
Income for loans granted to companies	21,051	90,602	-
Income for property, plant and equipment sales	-	-	7,435
Advances received from sale of subsidiaries	3,615	15,559	-
Sale of equity investments	25,836	111,199	-
Net cash flow used in investing activities	(253,674)	(1,091,813)	(381,335)
Cash Flow from financing activities:
Decrease in non-current investments	0	0	302,878
Increase in loans	11,370	48,935	-
Net cash flows provided by (used in) financing activities	11,370	48,935	302,878

Cash variations:
Cash at beginning of year	157,259	676,843	228,372
Cash at end of year	23,318	100,359	676,843
Net increase (decrease) in cash	(133,941)	(576,484)	448,471

*Financial tables have been converted into U.S. dollars at a rate of Ps. 304per dollar, the buying rate as of December 31, 2011, solely for the convenience of the reader.

Fourth Quarter 2011 Page 16 of 20

Balance Sheet
(As of December 31, 2011 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	As of December 31,		As of December 31,
	2011		2010
Current Assets:
Cash and banks	USD 2,068	Ps.8,902	Ps.8,611
Investments	21,249	91,457	668,232
Trade receivables	98,224	422,758	421,193
Other receivables	72,669	312,769	43,361
Supplies	5,312	22,836	12,407
Other assets available for sale	50,309	216,531	0
Total current assets	249,833	1,075,280	1,153,804
Non-Current Assets:
Trade receivables	10,579	45,531	45,531
Other receivables	12,640	54,402	14,803
Permanent investments in companies	53,740	231,298	415
Supplies	6,241	26,862	23,249
Property, plant and equipment	913,935	3,933,576	3,689,482
Total non-current assets	997,135	4,291,669	3,773,480
Total assets	1,246,968	5,366,949	4,927,284
Current Liabilities:
Trade account payable	135,121	581,559	378,505
Loans	13,734	59,108	54,108
Salaries and social security taxes	55,720	239,820	180,432
Taxes	29,238	125,839	111,080
Other liabilities	14,521	62,498	4,542
Accrued Litigation	1,619	6,970	57,832
Total current liabilities	249,952	1,075,794	786,499
Non-Current Liabilities:
Trade account payable	12,627	54,345	50,984
Loans	276,460	1,189,883	1,035,113
Salaries and social security taxes	14,375	61,868	50,633
Taxes	54,252	233,499	262,806
Other liabilities	319,165	1,373,685	984,518
Accrued Litigation	14,720	63,357	6,816
Total non-current liabilities	691,598	2,976,637	2,390,870
Total liabilities	941,550	4,052,431	3,177,369
Shareholders’ equity	305,418	1,314,518	1,749,915
Total liabilities and shareholders’ equity	1,246,468	5,366,949	4,927,284

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.304 per dollar, the buying rate as of December 31, 2011, solely for the convenience of the reader.

Fourth Quarter 2011 Page 17 of 20

Summary of Financial information in AESEBA (EDEN)

(AR$ MM, Arg. GAAP)	Year Ended	Twelve months period ended
	2010	2011
Net Sales	467.2	592.6
Electricity Purchases	-329.1	-392.7
Gross Margin	138.1	199.9
S&A Expenses	-73.1	-88.5
Other income (expense)	20.0	24.4
Net Operating Result	85.0	135.8
EBITDA	111.0	163.5
Net Interest Expense	-15.0	-16.0
Income Tax	-17.8	-39.5
Net Income (Loss)	33.3	72.2

 Summary of Financial information in EMDERSA

(AR$ MM, Arg. GAAP)	Twelve months period ended
	2010	2011
Net Sales	740.1	871.4
Electricity Purchases	-441.0	-515.4
Gross Margin	299.1	356.0
S&A Expenses	-177.0	-228.3
Other income (expense)	20.4	25.1
Net Operating Result	142.5	152.8
EBITDA	189.2	205.7
Net Interest Expense	-42.3	-60.9
Income Tax	-27.6	-19.3
Net Income (Loss)	49.6	42.2

Fourth Quarter 2011 Page 18 of 20

Tariff Increases

During June 2011, our subsidiaries have been granted tariff increases, in all cases retroactively applied to June 1, 2011.

•	EDESA: On June 15, 2011 through resolution N° 533/11 EDESA was granted a 19.07% tariff increase, which represents a 34.4% increase in VAD;
•	EDESAL: On June 15, 2011 through resolution N° 597-MOPeI-2011 EDESAL was granted a 9% tariff increase, which represents a 16.1% increase in VAD;
•	EDEN: On June 8, 2011 through resolution N° 415/11 EDEN was granted a 9% tariff increase, which represents a 15% increase in VAD.

Information Summary

	EDENOR	EDESA	EDEN	EDELAR	EDESAL
Clients	2,698,548	289,532	340,121	113,424	147,237

GWh Demand	5,471.0	408.8	773.6	277.5	278.2
GWh Sold	4,817.0	393.1	695.1	289.6	338.8

% of Wholesale Electricity Market (2010)	19.9%	1.3%	2.5%	0.8%	1.0%

Area (KM2)	4,637	155,488	109,141	102,635	139,954

Fourth Quarter 2011 Page 19 of 20

Consolidated Income Statement
(For the twelve month period ended December 31, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the twelve month period ended December 31,
	2011		2010

Net sales	USD 828,310	Ps. 3,565,048	Ps. 2,173,644
Electric power purchases	(370,339)	(1,593,937)	(1,069,747)
Gross margin	457,972	1,971,111	1,103,897
Transmission and distribution expenses	(276,191)	(1,188,725)	(636,289)
Selling expenses	(99,891)	(429,930)	(194,236)
Administrative expenses	(75,148)	(323,438)	(178,897)
Net operating (loss) income	6,742	29,018	94,475
Goodwill amortization	2,867	12,340	0
Permanent investments	1	4	7
Result of NRV valuation of other available for sale assets	(17,432)	(75,029)	0
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	4,172	17,957	7,412
Interest	5,673	24,417	28,372
Exposure to inflation and holding results	(260)	(1,117)	(14,687)
Taxes and other expenses	(6,986)	(30,067)	(16,048)
Others	(240)	(1,035)	0
Generated by liabilities:
Financial expenses	(6,775)	(29,158)	(12,484)
Exchange difference	(25,116)	(108,101)	(40,278)
Interest expenses	(44,082)	(189,728)	(91,335)
Taxes and other expenses	(5,744)	(24,724)	(21,120)
Results for debt restructuring	(632)	(2,722)	0
Others	(515)	(2,218)	0
Adjustment to present value of the notes	0	0	(4,198)
Gain/Loss from the repurchased of notes	1,521	6,546	(7,054)
Results holdings in related companies	215	924	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	272	1,170	11,581
Other income (expenses), net	(5,868)	(25,256	(9,810)
Income before taxes	(91,707)	(394,709)	(75,167)
Income tax	(5,216)	(22,448)	(26,114)
Investments in third parties	(4,238)	(18,240)	0
Net income	(101,161)	(435,397)	(49,053)

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.304 per dollar, the buying rate as of December 31, 2011, solely for the convenience of the reader.

Fourth Quarter 2011 Page 20 of 20

Consolidated Balance Sheet

(As of December 31, 2011 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	As of December 31,		As of December 31,
	2011		2010
Current Assets:
Cash and banks	USD 5,447	Ps.23,445	Ps.8,611
Investments	25,452	109,546	668,232
Trade receivables	124,241	534,732	421,193
Other receivables	59,901	244,903	43,361
Supplies	5,312	22,863	12,407
Other assets	50,309	216,531	0
Total current assets	267,663	1,552,020	1,153,804
Non-Current Assets:
Trade receivables	10,624	45,725	45,531
Other receivables	16,428	70,704	14,803
Investments in permanent parties	97	419	415
Supplies	6,241	26,862	23,249
Property, plant and equipment	1,100,897	4,738,259	3,689,482
Goodwill	(67,276)	(289,557)
Total non-current assets	1,067,010	4,592,412	3,773,480
Total assets	1,334,673	5,744,432	4,927,284
Current Liabilities:
Trade account payable	152,957	658,328	378,505
Loans	13,714	59,025	54,108
Salaries and social security taxes	66,709	287,115	180,432
Taxes	39,264	168,993	111,080
Other liabilities	33,638	144,777	4,542
Accrued Litigation	2,403	10,344	57,832
Total current liabilities	308,685	1,328,582	786,499
Non-Current Liabilities:
Trade account payable	12,627	54,345	50,984
Loans	276,460	1,189,882	1,035,113
Salaries and social security taxes	16,154	69,527	50,633
Taxes	67,583	290,879	262,806
Other liabilities	319,165	1,373,687	984,518
Accrued Litigation	15,368	66,144	6,816
Total non-current liabilities	707,357	3,044,463	2,390,870
Total liabilities	1,016,042	4,373,045	3,177,369
Investments in third parties	13,213	56,869	0
Shareholders’ equity	305,418	1,314,518	1,749,915
Total liabilities and shareholders’ equity	1,334,673	5,744,432	4,927,284

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.304 per dollar, the buying rate as of December 31, 2011, solely for the convenience of the reader.